U.S. SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of November, 2010
Commission File No.: 001-04192
Terra Nova Royalty Corporation
(Translation of Registrant’s name into English)
Suite #1620 – 400 Burrard Street, Vancouver, British Columbia, Canada V6C 3A6
(Address of principal executive office)
     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

☑ Form 20-F	☐ Form 40-F
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):   ☐
     Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
     Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):   ☐
     Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

☐ Yes	☑ No
     If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):   ☐

Form 51-102F3
Material Change Report
1.	REPORTING ISSUER

TERRA NOVA ROYALTY CORPORATION Suite 1620, 400 Burrard Street Vancouver, British Columbia, V6C 3A6

2.	DATE OF MATERIAL CHANGE

November 9, 2010

3.	NEWS RELEASE

On November 9, 2010, Terra Nova Royalty Corporation (“Terra Nova”) issued a news release through PR Newswire, which was also filed on SEDAR.

4.	Summary of Material Change

Terra Nova announced the expiry of its offer to acquire all of the class A common shares of Mass Financial Corp. (“Mass”) through a wholly-owned subsidiary (the “Offer”). The preliminary tabulation received by Terra Nova from the depository for the Offer indicates that, as of the expiry of the Offer, the number of Mass shares tendered under the Offer, along with Mass shares already held by Terra Nova prior to the Offer, shall result in Terra Nova owning in excess of 90% of the outstanding shares of Mass.

5.	Full Description of Material Change

Terra Nova announced the expiry of its offer to acquire all of the class A common shares of Mass through a wholly-owned subsidiary pursuant to the Offer. The preliminary tabulation received by Terra Nova from the depository for the Offer indicates that, as of the expiry of the Offer, the number of Mass shares tendered under the Offer, along with Mass shares already held by Terra Nova prior to the Offer, shall result in Terra Nova owning in excess of 90% of the outstanding shares of Mass.

All conditions of the Offer have either been satisfied or waived, and Terra Nova intends to accept all tendered Mass shares. Terra Nova currently plans to complete its acquisition of Mass by effecting a compulsory acquisition of the Mass shares not tendered under the Offer pursuant to applicable laws and, subsequently causing the amalgamation of Mass with a wholly-owned subsidiary of Terra Nova.

For further information, please refer to Terra Nova’s news release dated November 9, 2010, a copy of which is attached as Appendix “A” hereto.

6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

Not applicable.

7.	OMITTED INFORMATION

No significant facts otherwise required to be disclosed in this report have been omitted.

8.	EXECUTIVE OFFICER

The following executive officer of the Issuer is knowledgeable about the material change and may be contacted by any of the Securities Commissions in respect to the change:

Michael Smith President and Chief Executive Officer 604-683-8286 (contact through Rene Randall)

9.	Date of Report

November 10, 2010

APPENDIX “A”

NEWS RELEASE

Corporate Terra Nova Royalty Corp Rene Randall 1 (604) 683-8286 ex 224	Investors Allen & Caron Inc. Joseph Allen 1 (212) 691-8087	Media Allen & Caron Inc. Len Hall 1 (949) 474-4300
rene.randall@terranovaroyalty.com	joe@allencaron.com	len@allencaron.com

TERRA NOVA CORPORATION ANNOUNCES OVER 90%
OF MASS FINANCIAL CORP SHARES TENDERED
– Expiry of Tender Offer for all of the shares of Mass Financial Corp. –
NEW YORK (November 9, 2010) . . . Terra Nova Royalty Corporation (NYSE: TTT) (“Terra Nova”) is pleased to announce the expiry of its offer to acquire all of the class A common shares of Mass Financial Corp. (“Mass”) (Vienna Stock Exchange symbol: MASS) (OTC Pink Sheets: MFCAF) through a wholly-owned subsidiary (the “Offer”). The preliminary tabulation received by Terra Nova from the depository for the Offer indicates that, as of the expiry of the Offer, the number of Mass shares tendered under the Offer, along with Mass shares already held by Terra Nova prior to the Offer, shall result in Terra Nova owning in excess of 90% of the outstanding shares of Mass.
All conditions of the Offer have either been satisfied or waived, and Terra Nova intends to accept all tendered Mass shares. Terra Nova currently plans to complete its acquisition of Mass by effecting a compulsory acquisition of the Mass shares not tendered under the Offer pursuant to applicable laws and, subsequently causing the amalgamation of Mass with a wholly-owned subsidiary of Terra Nova.
About Terra Nova
Terra Nova is active in the mineral royalty and natural resources industry.
Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Mass. Terra Nova filed a Registration Statement on Form F-4, as amended, with the Securities and Exchange Commission (“SEC”) in connection with the Offer and proposed acquisition of Mass. These documents contain important information about the transaction and should be read before any decision is made with respect to the Offer. Investors and stockholders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.
In addition to the Registration Statement on Form F-4 and the related offer materials, Terra Nova files or furnishes annual, quarterly and special reports, and other information with the SEC. You may read and copy any reports, statements or other information filed or furnished by Terra Nova at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Terra Nova’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

2

Forward-Looking Statements
This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.
Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Terra Nova to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of Terra Nova to differ materially from the expectations of Terra Nova include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate Mass’s operations and programs with those of Terra Nova, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of Mass, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.
Other than in accordance with its legal or regulatory obligations, Terra Nova is not under any obligation and Terra Nova expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TERRA NOVA ROYALTY CORPORATION
By:	/s/ Michael Smith
Michael Smith
President and Chief Executive Officer

Date:	November 10, 2010